

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2010

<u>Via U.S. Mail and Facsimile to 212-338-5880</u>

Michael B. Targoff
Vice Chairman of the Board, CEO and President
Loral Space & Communications Inc.
600 Third Avenue
New York, NY 10016

> **Re: Loral Space & Communications Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 001-14180**

Dear Mr. Targoff:

We have reviewed your filing and have the following comments. Except where indicated, please confirm that you will comply with our comments in future filings.

Please respond to this letter within ten business days by providing the requested information or advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2009</u>

<u>Definitive Proxy Statement filed April 13, 2010</u>

1.   We note you have not included any disclosure in response to Item 402(s). In your response letter, please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

<u>Executive Compensation, page 18</u>

2.   We note on page 19 that you benchmark the three main elements of your compensation using two different peer groups, the Proxy Peer Group and the Hi-Tech/GI Group. You have disclosed the companies that make up the Proxy Peer Group but not the companies that make up the Hi-Tech/GI Group. In this regard, we note the Hi-Tech/GI Group consists the 2008 Hewitt Total Compensation Measurement Database (68 companies) and 2008 Radford Executive Survey (105 companies). Please disclose all of the companies

that make up any of the peer groups that you use to benchmark material elements of your executive compensation program. *See* Item 402(b)(2)(xiv) of Regulation S-K. For formatting purposes, please consider listing the constituent companies in appendices and referring the reader to the appendices.

Annual Bonus Compensation, page 21

3.   On page 22, we note your Management Incentive Bonus program uses several non-GAAP performance measures such as Corporate MIB EBITDA, SS/L MIB EBITDA, and Telesat MIB EBITDA. Although you briefly explain how you calculate these measures from your audited financial statements, please consider using a table to illustrate clearly these calculations.

4.   In the first paragraph below the table on page 24, we also note you have not disclosed the SS/L New Business Benefit performance target. In your response letter, please explain why.

5.   We note your disclosure in the first paragraph on page 26 that explains your achievement with respect to objective corporate performance targets. To help investors readily understand your MIB, please consider also presenting this disclosure as part of the discussion of the applicable performance target. For instance, on page 23 where you present your Corporate MIB EBITDA targets, present your Corporate MIB EBITDA performance.

Long-Term Incentive Compensation, page 26

6.   In the first paragraph on page 27, you explain the equalizing feature associated with SS/L Phantom SARs. Please consider providing an example of how this feature operates to help investors better understand your disclosure.

7.   On pages 28 to 30, you describe the amounts of stock options, restricted stock units, and SS/L Phantom SARs that you awarded to your named executive officers. In the fourth paragraph on page 26, you describe some of the subjective and objective factors the Compensation Committee takes into account when granting equity-based awards. Please provide more specific disclosure that explains how these factors were taken into account in making certain grants. For instance, please discuss in more detail how the level of responsibility of a NEO or his or her retention affected the decision to make a specific grant.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ajay Koduri, Attorney-Adviser, at 202-551-3310 or me at 202-551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director